UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006.

Commission File Number: 001-31221

Total number of pages: 11

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Report of the 15th Ordinary General Meeting of Shareholders

2.	Announcement of new executives

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: June 20, 2006	By:	/S/ YOSHIKIYO SAKAI
Yoshikiyo Sakai Head of Investor Relations

June 20, 2006

To Shareholders

NTT DoCoMo, Inc.

11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo

Masao Nakamura

President and CEO

REPORT OF THE 15TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We wish to inform you regarding the outcome of our 15th Ordinary General Meeting of Shareholders held on the date hereof.

Matters reported:

1.	Report on the Business Report, Consolidated and Non-Consolidated Statement of Income for the 15th Fiscal Year (from April 1, 2005 to March 31, 2006), and Consolidated and Non-Consolidated Balance Sheet as of March 31, 2006.

2.	Report on results of audit of Consolidated Financial Statements by Registered Public Accountants and Board of Corporate Auditors

The substance of the foregoing financial statements was reported at this meeting.

Matters resolved:

Item 1:	Approval of Proposed Appropriation of Retained Earnings for the 15th Fiscal Year.
The proposed appropriation of retained earnings was approved at this meeting, and it was decided to distribute a year-end cash dividend of 2,000 yen per share.

Accordingly, the amount of the aggregated annual dividends for this fiscal year is 4,000 yen per share.

As proposed, it was approved that a payment of ¥104,437,500 be made in bonuses to Directors and Corporate Auditors.

Item 2:	Repurchase of Shares

The proposed repurchase of shares was approved at this meeting, and it was decided to allow the Company to repurchase up to 1.4 million shares of common stock, up to an aggregate price of 250 billion yen, during the term between the close of the 15th Ordinary General Meeting of Shareholders and the close of the 16th Ordinary General Meeting of Shareholders.

Item 3:	Partial Amendment to the Articles of Incorporation

The proposed partial amendment to the Articles of Incorporation was approved at this meeting. The provisions amended are as follows:

	(1)	To prepare for future expansion of the business domains of the Company, the Company amended its Articles of Incorporation to add a clause to the Company’s purposes in Article 2 to allow the Company to engage in any other commercial activities.

	(2)	In connection with the cancellation of its own common stock, the Company amended Total Number of Shares Issuable in Article 6 for 188,130,000 shares.

	(3)	It was approved to make the following amendments due to the introduction of the Corporate Law of Japan (Law No. 86 of 2005) effective May 1, 2006:

(i) Newly created Article 4 (Governing Bodies) to establish governing bodies of the Company pursuant to Article 326, paragraph 2 of the Corporate Law of Japan.

(ii) Newly created Article 7 (Issuance of Stock Certificates) to provide for the issuance of stock certificates pursuant to Article 214 of the Corporate Law of Japan.

(iii) Newly created Article 14 (Internet Disclosure of Reference Documents and Deemed Provision) to allow the Company to deem that it has provided shareholders with the information with respect to certain matters contained in the reference document of a general meeting of shareholders, etc., by disclosing such information using the Internet pursuant to the Corporate Law Enforcement Regulations and Corporate Accounting Regulation.

(iv) Newly created Clause 5 under Article 20 relating to the omission of certain procedures required for the resolution of the Board of Directors, to enable the Board to pass a resolution flexibly in writing or by electronic means as necessary in cases where the requirements set forth in Article 370 of the Corporate Law are fulfilled.

(v) Newly created Articles 22 (Exemption from Liabilities of Directors) and 24 (Exemption from Liabilities of Corporate Auditors) pursuant to Article 426, paragraph 1 and Article 427, paragraph 1 of the Corporate Law of Japan, so that Directors and Corporate Auditors can satisfactorily fulfill their expected responsibilities. The Board of Corporate Auditors has given a prior unanimous consent for the creation of Article 22 (Exemption from Liabilities of Corporate Auditors).

(vi) In addition to the above, other necessary amendments, including, among others, changes in cited provisions, language and editorial expressions, were made to comply with the Corporate Law of Japan.

Item 4:	Election of 13 Directors

As proposed, the election and appointment of eleven Directors, Masao Nakamura, Masayuki Hirata, Kunio Ishikawa, Seijiro Adachi, Takanori Utano, Kiyoyuki Tsujimura, Shuro Hoshizawa, Harunari Futatsugi, Kenji Ota, Noriaki Ito, Sakuo Sakamoto were reelected and reappointed, and Bunya Kumagai and Kazuto Tsubouchi were newly elected and appointed.

Item 5:	Election of 1 Corporate Auditor

As proposed, Katsuhiko Fujiwara was elected and appointed as a Corporate Auditor.

Item 6:	Award of Retirement Benefits Payments to Retiring Directors and the Abolishment of Retirement Benefits Payment System.

As proposed, the award of retirement benefits within a reasonable range to 2 persons, retiring Directors Mr. Takashi Sakamoto and Mr. Yoshiaki Ugaki, was approved, and the amount of the retirement benefits will be determined in accordance with the prescribed standards of the Company. The determination of, among other things, amount, payment dates, and methods, was entrusted to the Board of Directors with regard to the retiring Directors.

In connection with the abolishment of retirement benefits payment system, it was approved to award retirement benefits for the termination of the program to 10 directors of Masao Nakamura, Masayuki Hirata, Kunio Ishikawa, Seijiro Adachi, Takanori Utano, Kiyoyuki Tsujimura, Shuro Hoshizawa, Harunari Futatsugi, Kenji Ota, Noriaki Ito and 3 Corporate Auditors who continue to serve in office, Keisuke Nakasaki, Shinichi Nakatani and Shoichi Matsuhashi, in order to compensate them for their respective length of service up to the conclusion of this Meeting, within a reasonable range in an amount to be determined in accordance with the prescribed standard of the Company. The date of payment was approved to be after the expiration of their respective term of office, and the determination of, among other things, the amounts and method, was approved to be entrusted to the Board of Directors with regard to the Directors and to the Board of Corporate Auditors with regard to the Corporate Auditors.

Item 7:

Amendment to Compensation of Directors and Corporate Auditors

As proposed, it was approved to revise the aggregate amount of compensation payable to members of the Board of Directors from previously 30 million yen per month to 600 million yen per year, and the aggregate amount of compensation payable to members of the Board of Corporate Auditors from previously 6.5 million yean per month to 150 million yen per year.

Re: Payment of Dividends for the 15th Fiscal Year

1.	Shareholders who have requested dividend payment via bank transfer: please confirm that the documents titled “Dividend statement for the 15th Fiscal Year” and “Confirmation of bank account to wire transfer dividends” are enclosed herewith.

2.	Shareholders who have requested other methods of payment: a postal transfer payment notice is enclosed herewith. Please bring the payment notice to a post office in a timely manner to receive your dividends.

To ensure safe and secure payment of dividends, the Company recommends shareholders designate a bank account to which dividends will be paid by wire transfer. Please complete the necessary procedures by filling in the format titled “Designated bank account to wire transfer dividends” enclosed herewith.

NTT DoCoMo, Inc. Sanno Park Tower 2-11-1 Nagata-cho Chiyoda-ku, Tokyo 100-6150, Japan

For Immediate Release

NTT DoCoMo Announces New Executives

TOKYO, JAPAN, June 20, 2006 — NTT DoCoMo, Inc. announced today its new directors, corporate officers and corporate auditors, effective immediately.

Executives Positions and Organizational Responsibilities

New Position(s)
Name	New Organizational Responsibilities
Masao Nakamura	• President and Chief Executive Officer • Member of the Board of Directors
Masayuki Hirata	• Senior Executive Vice President • Managing Director of Global Business Division • Chief Financial Officer • Member of the Board of Directors
• Public Relations Department • Legal Department (Effective from July 1, 2006) • Accounts and Finance Department • Investor Relations Department • Affiliated Companies Department
Kunio Ishikawa	• Senior Executive Vice President • Managing Director of Network Division • Member of the Board of Directors
• Information Systems Department • Procurement and Supply Department • Intellectual Property Department • Information Security Department

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Seijiro Adachi	• Senior Executive Vice President • Member of the Board of Directors
• Branches (Marunouchi, Shinjuku, Shibuya, Tama, Kanagawa, Chiba, Saitama, Ibaraki, Tochigi, Gunma, Yamanashi, Nagano, Niigata)
Takanori Utano	• Executive Vice President • Managing Director of Research and Development Division • Chief Technical Officer • Member of the Board of Directors
Kiyoyuki Tsujimura	• Executive Vice President • Managing Director of Products & Services Division • Member of the Board of Directors
Shuro Hoshizawa

•      Executive Vice President

•      Managing Director of Corporate Marketing Division

•      Managing Director of Corporate Marketing Promotion Department, Corporate Marketing Division

•      Member of the Board of Directors

Harunari Futatsugi	• Executive Vice President • Managing Director of Human Resources Management Department • Member of the Board of Directors
Kenji Ota	• Executive Vice President • Managing Director of General Affairs Department • Member of the Board of Directors
Noriaki Ito	• Senior Vice President • Managing Director of Corporate Strategy & Planning Department • Member of the Board of Directors
Bunya Kumagai	• Senior Vice President • Managing Director of Marketing Division • Member of the Board of Directors
Kazuto Tsubouchi	• Senior Vice President • Managing Director of Accounts and Finance Department • Member of the Board of Directors
Sakuo Sakamoto	• Member of the Board of Directors
Seiji Tanaka	• Executive Vice President • Deputy Managing Director of Corporate Marketing Division • Managing Director of Corporate Marketing Department I, Corporate Marketing Division

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Yojiro Inoue	• Senior Vice President • General Manager, Marunouchi Branch
Hiroaki Nishioka	• Senior Vice President • General Manager, Kanagawa Branch
Fumio Nakanishi	• Senior Vice President • Managing Director of DIG Promotion Office, General Affairs Department
Masatoshi Suzuki	• Senior Vice President • Managing Director of Public Relations Department
Fumio Iwasaki	• Senior Vice President • Managing Director of Network Planning Department, Network Division
Tsuyoshi Nishiyama	• Senior Vice President • Managing Director of Procurement and Supply Department
Mitsunobu Komori	• Senior Vice President • Managing Director of Core Network Engineering Department, Network Division
Takeshi Natsuno	• Senior Vice President • Managing Director of Multimedia Services Department, Products & Services Division
Masaki Yoshikawa	• Senior Vice President • Managing Director of Global Coordination Department, Global Business Division
Tatsuji Habuka

•      Senior Vice President

•      Managing Director of Research and Development Planning Department, Research and Development Division (Effective until June 30, 2006)

•      Managing Director of Global Network Development Department, Research and Development Division (Effective until June 30, 2006)

•      Managing Director of Service & Solution Development Department, Research and Development Division (Effective from July 1, 2006)

Akiko Ide	• Senior Vice President • Managing Director of Corporate Citizenship Department
Yuji Araki	• Senior Vice President • EC (Electronic Commerce) promotion
Kiyoshi Tokuhiro	• Senior Vice President • Managing Director of Ubiquitous Services Department, Products & Services Division

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Seiji Nishikawa	• Senior Vice President • Managing Director of Information Systems Department
Shinichi Nakatani	• Corporate Auditor
Shoichi Matsuhashi	• Corporate Auditor
Katsuhiko Fujiwara	• Corporate Auditor
Keisuke Nakasaki	• Corporate Auditor
Michiharu Sakurai	• Corporate Auditor

For further information, please contact:

Masanori Goto

Public Relations Department

NTT DoCoMo, Inc.

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

Mobile: +81-90-5400-1142

Website: http://www.nttdocomo.com

Inquiries may also be made through the following URL:

http://www.nttdocomo.com/contact

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company. DoCoMo serves more than 51 million subscribers, including an unmatched 25 million people subscribing to FOMA™, launched as the world’s first 3G mobile service based on W-CDMA in 2001. DoCoMo also offers a wide variety of leading-edge mobile multimedia services, including i-mode™, the world’s most popular mobile e-mail/Internet service, used by more than 46 million people. With the addition of credit-card and other e-wallet functions, DoCoMo mobile phones have become highly versatile tools for daily life. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is available only to subscribers in Japan.

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